ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through July 29, 2013 (the “Report Date”) and should be read in conjunction with the unaudited, interim, condensed, consolidated financial statements and the notes thereto for the quarter ended June 30, 2013 (“Second Quarter 2013”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2012 and 2011, annual report on Form 20-F, and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of Business

Atna is engaged in the exploration, development and production of gold, with its properties located primarily in the United States (“US”). The Company also has mineral interests in Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating the Briggs mine, which is located in southeastern California. Briggs commenced commercial gold production in July 2009.

The Pinson-underground project is in a late-development stage. In June 2013, as a result of decreasing gold prices delays in achieving commercial production and high development costs, and a temporary lull in cash flows available from Briggs as it focused on its stripping campaign; further development of the underground project was placed on hold and the property is currently on care and maintenance status. Atna believes Pinson–underground remains a viable project, but its development will remain on hold pending a combination of a mine plan update, financing, and market improvements. Pinson is located near Winnemucca, in Humboldt County, Nevada.

Other development assets include the Pinson-open-pit project adjacent to the Pinson-underground mine; the Reward gold mine, a permitted mine site near Beatty, Nevada; and the Columbia gold project located near Lincoln, Montana. Atna’s strategy of sequentially developing mining properties utilizing positive cash flow from its operating properties has been temporarily disrupted by deterioration in the gold market and the postponement of Pinson development activities. Instead, cash-generated is being focused on servicing debt and strengthening the Company’s balance sheet. Atna will continue to pursue its strategy of developing its strong pipeline of property assets once gold market conditions improve, debt loads have been reduced, and additional financing becomes available.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally involve completion of a final-closure Environmental Impact Study. Ongoing work at Kendall consists of land sales and the monitoring and treatment of water.

Highlights for Second Quarter 2013 and through the Report Date:

•	Atna generated a pre-tax loss of $1.8 million and a net loss of $1.1 million, ($0.01) per basic share, in the Second Quarter 2013 net of an income tax recovery of $0.7 million. These results were impacted by a decrease in gold production during the quarter and a $1.4 million non-cash write-down of Briggs’ inventory that was recognized after adjusting gold inventory to a June 30, 2013 net realizable value of $1,192 per ounce.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

•	Net cash provided by operating activities in the Second Quarter 2013 was $3.5 million. Cash provided by operating activities before working capital adjustments was $0.5 million. As of quarter-end, cash and cash equivalents were $2.1 million, not including $0.5 million in receivables from the June sales of Pinson ore.
•	Briggs produced $4.7 million in operating cash flow, $1.9 million after working capital adjustments.
•	The Goldtooth-South waste pre-stripping campaign at Briggs was completed at the end of May. The waste stripping ratio for the Second Quarter 2013 decreased to 4.5 tons of waste per ton of ore from a ratio of 7.1 in First Quarter 2013. Near-record levels of ore mining were achieved at Briggs in June. As a result, unit production costs declined 31 percent from $25.74 per ton crushed in First Quarter 2013 to $17.70 per ton crushed in the Second Quarter 2013.
•	Briggs sold 6,775 ounces, a decrease of 11 percent relative to First Quarter 2013 primarily as a result of a focus on waste stripping in April and May which reduced ore production. The cash cost per ounce sold in the Second Quarter 2013 was $1,131 per ounce, a 3 percent increase over First Quarter 2013.
•	Briggs is expected to produce approximately 20,000 to 25,000 ounces in the second half of 2013, an increase over first half 2013 due to increased grade and ore availability. Cash costs are expected to decline to $900 to $950 per ounce due to expected higher gold-ounces produced. The waste stripping ratio per ton of ore for the second half of 2013 is projected to be approximately 3.1.
•	No lost-time or medical-reportable accidents occurred at Briggs during the Second Quarter 2013.
•	In June 2013, further development of the Pinson-underground project was placed on a care and maintenance status, pending revisions to the mine plan, financing, and improvements in gold market conditions. The Company evaluated the carrying value of the Pinson-underground project and determined that no impairment was necessary.
•	Pinson sold 3,225 payable gold ounces, a substantial increase over the 724 ounces sold in First Quarter 2013.
•	Pinson’s net cash outflow in Second Quarter 2013 was $3.9 million net of receipts from gold sales.
•	At Pinson, 1,414 feet of development was completed in April and May of 2013, prior to development being placed on hold. This compares to 1,368 feet of development completed in First Quarter 2013.
•	Largely as a consequence of the delay in Pinson-underground attaining commercial production and being placed on hold, significant uncertainties arose regarding Atna’s liquidity and debt compliance. Please see “Liquidity and Capital Resources” section below.

Highlights for First Half 2013:

•	Atna generated a pre-tax loss of $0.9 million and a net loss of $0.3 million, ($0.00) per basic share, in the First Half 2013, net of an income tax recovery of $0.6 million.
•	Net cash provided by operating activities in the First Half 2013 was $6.9 million. Cash provided by operating activities before working capital adjustments was $2.9 million.
•	Briggs produced $9.4 million in operating cash flow, $5.8 million of this being before working capital adjustments.
•	Briggs gold sales for the First Half 2013 totaled 14,425 ounces, a decrease of 17 percent relative to First Half 2012 principally due to decreased production at Briggs principally resulting from an increased focus on waste stripping in the Goldtooth-South pit, completed at the end of May.
•	Pinson sold 3,979 payable ounces, a substantial increase over the 375 ounces sold in First Half 2012, reflecting the substantial development and ramp-up achieved.
•	Net of receipts from gold sales, Pinson’s net cash outflow in First Half 2013 was $9.8 million.
•	At Pinson, 2,782 feet of development was completed in First Half 2013, prior to being placed on hold.
•	In February 2013, Pinson received a major permit modification to allow the expansion of production to 400,000 tons of ore per year.
•	In March of 2013, the term of the remaining credit facility of C$17.5 million with Sprott Resource Lending (“Sprott”) was extended with C$1.46 million due each month commencing September 30, 2013 and ending on August 29, 2014.

Outlook and Strategy

Atna’s business model is one of adding value through optimization of gold mining operations and project development to maximize future cash flows. The Company plans to expand its gold production by adding and developing low-capital-cost projects. This growth plan incorporates the concept of initiating mining on a low-capital-cost basis. With its current inventory of organic projects, existing exploration properties, and the realistic potential to discover or convert resources in its existing mine areas, the Company has a backlog of development opportunities and is not seeking additional development opportunities at this time.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

As a result of the decline in gold price since the start of 2013, the Company has reviewed its spending plans and has decided to defer discretionary and development spending to focus its resources on debt reduction. In this effort to reduce debt and build cash resources, the Company has temporarily suspended spending on exploration and new mine development. As its balance sheet is strengthened through debt reduction and as gold prices improve, the Company intends to continue to execute on its strategy of developing its portfolio of advanced-stage growth projects.

The Company’s key goals in 2013 are:

•	Maintain an exemplary level of safety and environmental performance;
•	Optimize cash flow generated from production at its Briggs Mine;
•	Reduce outstanding payable balances;
•	Pay down all outstanding 2009 Gold Bonds and reduce the Sprott note (described under “Liquidity and Capital Resources – Financing Transactions”);
•	Perform low-cost analyses and engineering reviews on the Pinson, Reward and Columbia projects to position those properties for recommencement of feasibility or development work as funding becomes available.

Mine Operations

Briggs Mine, California

The Briggs gold property (“Briggs”) was acquired by the Company in 1990. Briggs was initially constructed in 1995; production ceased in 2004 due to gold-market conditions, and commercial production recommenced in mid-2009. Briggs is a conventional open-pit mine that uses heap-leach gold recovery. Targeted gold recovery is 80 percent. Briggs is located on the west side of the Panamint Range near Death Valley, California. No royalties are payable at Briggs. All of the mining claims are located on land administered by the Bureau of Land Management ("BLM").

In the second half of 2013, Briggs is expected to produce and sell approximately 20,000 to 25,000 ounces of gold at a cash cost of between $900 to $950 per ounce. This guidance is in-line with previous estimates of 35,000 – 43,000 for full year 2013 production. In the first half of 2013, the stripping ratio at Briggs was approximately 5.5 tons of waste per ton of ore allowing Briggs to complete a major waste stripping program to access ore in the Goldtooth south pit. As a result, in June 2013 the mine was able to achieve its second highest month of contained gold mined since mine re-start in 2009. The planned stripping ratio for the second half of 2013 is 3.1 tons of waste per ton of ore. This reduction, combined with a strong ore supply, is expected to result in increased gold production and reduced cash operating costs per ounce in the second half of 2013.

Briggs is committed by terms of the 2009 Gold Bonds to pay bondholders the equivalent of 1,628 ounces of gold in the last two quarters of 2013 in equal quarterly installments at near-quarter-end market prices. The Gold Bonds are scheduled to be fully repaid by year-end 2013.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Production details for Briggs for the five most recent quarters are shown in the following table.

	Second	First	Fourth	Third	Second
Production Statistics	Quarter 2013	Quarter 2013	Quarter 2012	Quarter 2012	Quarter 2012
Waste tons	2,505,800	2,635,600	1,718,900	1,201,100	1,348,100
Ore tons	562,205	371,800	599,200	634,600	581,500
Total tons	3,068,005	3,007,400	2,318,100	1,835,700	1,929,600
Strip ratio (waste / ore)	4.5	7.1	2.9	1.9	2.3
Ore grade (oz/ton)	0.019	0.022	0.019	0.017	0.020
Contained gold ounces mined	10,800	8,000	11,100	10,700	11,600
Gold ounces sold	6,800	7,700	9,600	8,600	8,100
Recoverable gold ounces in inventory	17,300	15,100	16,600	16,700	17,700
Cash cost of gold sales ($/oz) including net changes in production stripping and inventory	$1,131	$1,098	$1,061	$1,037	$928

The cash cost of gold production increased marginally in the second quarter of 2013 from the first quarter due to reduced gold ounces produced resulting from ore shortages as stripping operations were conducted on the Goldtooth South pit. This reduced the amount of crushed ore placed on the leach pad, and consequentially decreased gold production. This trend was reversed in the month of June as near record gold ounces were mined. Unfortunately, this ore was mined and placed on the leach pad late in the period and did not have an impact on second quarter gold production or sales. Recovered gold production through the month of July is currently at the highest levels experienced in 2013. Third quarter gold production is expected to significantly improve relative to the second quarter and unit cash costs are expected to decline accordingly. Cash costs per ounce of production declined in June after the stripping campaign in the Goldtooth South pit was completed.

Cash cost per gold ounce sold is a common gold mining industry measure and is therefore provided for benchmarking purposes. The measure may be useful as an indication of the average cash cost per ounce sold; but the measure does not reflect incremental costs or cash expenditures because fixed costs are included in the calculation and capital spending is ignored by the measure. Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, secondary development costs, changes in inventory, and mine-site depreciation, amortization, and depletion.

The following schedule reconciles cost of sales to cash-cost per gold ounce sold for the periods indicated.

	Six Months Ended June 30,
	2013	2012
Total cost of sales	$20,782,600	$20,266,000
Less - mining related depreciation and amortization	(3,209,700)	(4,023,000)
Less - silver by-product credits	(144,200)	(185,200)
Less - adjustment of inventory to net realizable value	(1,366,400)	-
Total cash cost of sales	$16,062,300	$16,057,800
Ounces sold	14,425	17,477
Total cash cost per ounce	$1,114	$919

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Consistent with First Quarter 2013, Briggs produced $4.7 million in operating cash flow but sustained a loss before tax of $1.0 million, inclusive of a $1.4 million write-down in inventory to its estimated net realizable value on June 30, 2013 of $1,192 per ounce, reflecting the sharply reduced market gold-price at quarter end.

In July 2013, as a result of the reduced forward looking stripping requirement previously discussed; two-haul trucks, one-drill and one-production loader have been parked. The workforce at Briggs was reduced by approximately 16 persons as a result of the reduced stripping requirements. One-haul truck and the loader will be retained for future use to meet an expected increase in ore haulage requirements in the second half of 2014. Excess equipment will be marketed.

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the indicated quarters.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	Q2 2013	Q1 2013	Q2 2012
Mining	$/ton of material, ore & waste	$1.49	$1.62	$1.86

Mining	$/ton of ore crushed	$8.64	$13.35	$7.70
Crushing	$/ton of ore crushed	$2.96	$3.70	$5.09
Leach and Plant	$/ton of ore crushed	$2.67	$3.54	$2.11
Site Gen and Admin	$/ton of ore crushed	$3.43	$5.15	$3.99
Total Operating Cost	$/ton of ore crushed	$17.70	$25.74	$18.89

Unit production costs were significantly reduced in Second Quarter 2013 relative to First Quarter 2013 due to stronger ore supply and increased productivity in the mine as stripping operations advanced in the Goldtooth South and Main Briggs pits. Stripping operations increased the size of working areas resulting in increased mine productivity. Unit cost measures are expected to further improve in the third quarter.

Capital additions, on a cash-flow basis and inclusive of mine development and production stripping, aggregated approximately $3.1 million in the Second Quarter 2013. Remaining sustaining capital expenditures for the second half of 2013 are expected to be between $1.0 million and $2.5 million. As of March 31, 2013, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $59.9 million, having a carrying-value of $30.4 million, net of depreciation and amortization.

Pinson Underground Mine, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. Development of the Pinson underground mine commenced in early 2012 and mine ramp-up began in late 2012 with increasing development and production output through this period. At the end of June 2013, the mine was placed on care and maintenance status until such time that a revised mine plan has been developed and additional financing can be arranged. A number of factors led to the decision to place the mine on care and maintenance. These included: deteriorating gold market conditions; Atna’s limited financial ability to support ongoing development; a higher operating cost structure than anticipated; lower than expected ore mining productivity; and the need for additional development to create a sufficient number of ore mining faces to allow a self-sustaining operation.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Substantial development was completed at the Pinson-underground mine. The primary spiral was driven to the 4530 level and both top cut and underhand ore mining occurred in three Ogee-zone stope blocks. An additional five stope blocks were partially developed and may be completed from the existing spiral. These stopes in total contain over 80,000 in-place ounces of gold reserve in 250,000 tons of ore. As of June 30, 2013, Pinson’s underground and potential open-pit areas have a net carrying cost of $65.9 million. Since the acquisition of the remaining 70 percent interest in Pinson in September 2011, the Company expended approximately $40.0 million on development of the Pinson Mine, net of pre-production sales.

Ores mined during development operations were processed at the Jerritt Canyon roaster facility, owned by Veris Gold USA Inc., and at Newmont's Twin Creek's oxide mill. Sulfide ore and mixed oxide ore was processed at Jerritt Canyon and oxide ores were processed at Twin Creeks. Ores processed at Jerritt Canyon were under a tolling arrangement, where Atna retained ownership of the gold recovered. Ores processed at Twin Creeks were sold to Newmont on the basis of recovered contained gold with a deduction for processing services based on head grade. The following table summarizes all ore processed.

Ore Processing Summary

Lot #	Date	Type	Dry Tons	Grade, opt	Contained Ounces	Recovered Ounces	Payable Ounces
N-1	Jun-12	Oxide	1,553	0.353	548	508	376
N-2	Dec-12	Oxide	3,404	0.246	837	755	438
N-3	Mar-13	Oxide	4,867	0.092	448	310	143
N-4	Mar-13	Oxide	3,478	0.293	1,019	909	709
N-6*	May-13	Oxide	3,436	0.421	1,447	1,227	957
V-1	May-13	Sulfide	8,152	0.290	2,364	2,038	2,039
V-2	Jul-13	Sulfide	2,583	0.259	669	578	578
N-7	Jul-13	Oxide	2,676	0.223	597	489	283
Totals			30,148		7,915	6,812	5,521

* Newmont Lot #5 not used

Pinson contains numerous ore zones. The principal zones are the Ogee (OG), Range Front (RF), Adams Peak (AP) and the CX. To date, ore has been mined only from the OG zone. The Pinson deposits are structurally controlled Carlin type deposits. Mineralization is emplaced as karst fillings and carbonate replacements. Mineralization includes oxide, mixed, and sulfide ores that require different types of processing for gold recovery.

Experience gained during the recent development work has led to a number of conclusions that will be used as a basis for re-engineering future operations. These include the following:

1.	Ground conditions in development workings were generally fair to good and posed no impediment to development operations.
2.	Underhand cut and fill mining with cemented rock-fill can be conducted safely in the ore zones.
3.	Ore geometry is complex in the OG zone which requires a strong geologic understanding to guide ore mining operations. This geologic complexity led to lower than anticipated mining productivity and greater than expected levels of waste dilution. Additional close-spaced drilling of stoping areas is required to clearly delineate ore geometries prior to mining.
4.	Limestone clasts inherent in the ore combined with waste dilution from mining created significant grade dilution. Grade distribution tests verified that larger particles in the ore were mostly waste rock. To enhance shipped ore grade, ore screening tests revealed that up to 20 percent of total material is screened off using a 3” passing-screen-deck. The rejected material contains little or no gold resulting in higher grade being shipped to and processed by third-party processing facilities, resulting in reduced shipping and processing costs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

5.	Stope productivity can be improved by decreasing inefficiencies associated with “selective” mining activities and focusing instead on a bulk mining approach and removing waste dilution from the ore on surface by screening.
6.	Ore mined in the stopes accessed were within 20 percent of modeled reserve ounces. The reserve model generally performed; however with approximately two percent of total reserve tons mined from the OG zone only, an accurate conclusion concerning model performance cannot be drawn due to this limited sample. It is believed that further restricting data used to model ore zones may create greater production design control.
7.	Multiple types of ore, the use of multiple processing plants for gold recovery, and processors using sliding scales based on head grade to determine payable recoverable ounces combine to require a strong focus on ore control and ore management systems at Pinson. Improving these systems is a key to success for future mining.
8.	Start-up of operations in a peak gold market with significant competition for contactors and personnel led to high cost. Care must be taken upon re-starting operations to manage third-party pricing expectations and employees’ salaries. Bringing some components of the mining and surface operations in-house will improve cost structure and productivity.

The table below shows quarterly production and development statistics for the Pinson-underground project to date.

Production Statistics	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Total
Oxide tons	3,512	3,830	3,027	4,245	340	1,413	16,367
Oxide grade (opt)	0.459	0.296	0.215	0.151	0.381	0.333	0.283
Oxide ounces	1,613	1,132	650	641	130	471	4,636
LG Oxide tons	1,335	1,711	-	-	-	-	3,046
LG Oxide grade, (opt)	0.118	0.060	-	-	-	-	0.085
LG Oxide ounces	158	102	-	-	-	-	260
Sulfide tons	2,497	2,950	1,160	1,283	-	-	7,890
Sulfide grade (opt)	0.248	0.415	0.353	0.347	-	-	0.342
Sulfide ounces	618	1,224	409	445	-	-	2,695
LG Sulfide Tons	1,439	1,405	-	-	-	-	2,845
LG Sulfide grade, (opt)	0.090	0.148	-	-	-	-	0.119
LG Sulfide ounces	129	208	-	-	-	-	337
Total tons mined	8,783	9,897	4,187	5,528	340	1,413	30,148
Total Average Grade mined	0.287	0.269	0.253	0.196	0.381	0.333	0.263
Total ounces mined	2,519	2,666	1,059	1,085	130	471	7,929

Payable oxide ounces sold	1,216	724	438	-	375	-	2,753
Payable sulfide ounces sold	2,039	-	-	-	-	-	2,039
Payable ounces sold	3,255	724	438	-	375	-	4,792

Primary Development, (ft)	314	400	689	692	752	72	2,920
Secondary Development, (ft)	1,100	968	481	393	46	104	3,091
Total Development (ft)	1,414	1,368	1,170	1,085	798	176	6,011

Active stope areas	4	3	2	2	bulk sample	bulk sample

Stopes under development	4	5	3	2	-	-

Three surface water wells are available to de-water underground mine workings. De-watering activities are being continued as the principal care-and-maintenance activity at the mine and are required to maintain the integrity of the underground working. Water is currently being discharged into two existing rapid infiltration basins and a third basin is permitted for construction.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Pinson is permitted to extract by underground mining up to 400,000 tons of ore per year for offsite processing. Atna provided the State of Nevada with approximately $0.8 million of bonding to date and expects to provide approximately $1.0 million in additional bonds when the State and Federal agencies complete their reviews of the bonding requirement.

Pinson underground ores are subject to a 6.0 percent Net Smelter Return ("NSR") royalty payable to underlying landholders. A NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. A subsidiary of Barrick Gold Corporation is entitled to a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold have been sold.

DEVELOPMENT PROPERTIES

Pinson Open Pit Project, Nevada

The Pinson mine previously operated as an open-pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resources. The Company evaluated this new information, which resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that the Company believes to be amenable to open-pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company initiated in early 2013 a study to determine the economic feasibility of developing the section 33 pit, which resides only on private property owned by Atna. A second goal of this study is to develop information needed to produce a Mine Plan of Operations to be submitted to the NDEP to commence the permitting process for this pit. Engineering work on this project commenced in January 2013 and initial mine pit, leach pad and waste dump designs were completed. Additional column leach test-work is underway on material collected in a 2012 drilling program. Other than for the completion of the column leach test, work on completing this feasibility study has been temporarily placed on hold postponing development expenditures. This project is currently unpermitted and will be subject to Nevada’s complete permitting process prior to the commencement of mining.

Reward Mine, Nevada

Reward is located on approximately 2,214 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. The leases and patented claims each carry a 3 percent NSR royalty. No modern commercial mining activities have been undertaken previously at Reward; it is a ‘green-field’ project which the Company believes it can develop with a comparatively low capital investment relative to many other properties.

Upon completion of the planned construction activities, Reward will be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Mining operations at Reward will utilize conventional 100-ton open pit trucks and 15-yard loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Target gold recovery is 80 percent for the project. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. A recent trade-off study recommends the processing of loaded carbon at Reward versus transport for processing at either Briggs in Inyo County, California, or at a third-party processing facility.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

In July 2012, the Company announced the results of the “NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada” dated June 29, 2012 with an effective date of December 31, 2011 (the “Reward Report”) prepared by Fred Barnard, PhD, AIPG-CM, Greg Chlumsky, MMSA, Michael J. Read, SME-RM, Matthew P. Reilly, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC, an independent engineering firm. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Reward Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward. Projected project economics at varying gold prices are shown in the following table.

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct operating costs, royalties and severance taxes

** C3, full cost, includes C2 costs plus capital cost recovery

Reward Report Highlights (M=million)

Mine Production Rate: 6,500 ore tons per day

Mine Life: seven years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch

Life of Mine Strip Ratio: 3.1:1 (waste: ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

Planned start-up capital costs total $34.5 million for crushing and process plants, facilities and infrastructure, mobile mining fleet, capitalized stripping and funding of surety bonds; however this is likely to increase by the time the development occurs. Offsite infrastructure development requirements for the project have been completed. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011. Reward’s carrying cost as of June 30, 2013 was $11.2 million, net of accumulated depreciation.

Current reserve estimates are based on estimated future costs and the prior three-year average gold price of $1,490 as of December 31, 2012, supported by an NI 43-101 compliant report dated 29 June 2012. The June 29, 2012 NI 43-101 compliant report utilized a gold price of $1,300 per ounce. Reserves assume an 80 percent processing recovery rate based on metallurgical test results. The Reward operation is expected to produce approximately 215,000 ounces of recovered gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 2.9.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Substantially all permits required for mine development and operating activities have been received. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Gold mineralization at Reward is controlled principally by the Good Hope fault zone; a sheeted, steeply dipping, north-south-trending quartz-vein zone. Adjacent to the Good Hope fault, the phyllitic quartzite, siltstone, and shales dip moderately to the east (45 degrees) and are host to more disseminated gold mineralization associated with narrow iron oxide veinlets (after pyrite) and minor quartz veining. The Reward gold deposit has been sampled by 339 holes totaling more than 125,000 feet drilled by a number of mining entities over the past 15 years including the Company. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 700 feet along the Reward structure. The width of mineralization within the structural zone ranges from a few feet to up to 200 feet and the bedded zones along the southeastern flank of the main Reward deposit attains thicknesses in excess of 300 feet. Mineralization in the Good Hope structure and the bedded zones along the southeastern margins of the deposit remains open at depth and along strike to the south. To date, other than exploration and development drilling, no mining operations have been conducted at Reward.

During First Quarter 2013, the Company completed a drilling program to continue to evaluate the southern and southeastern margins of the main Reward gold deposit. This drilling continues to find extensions of the known zones of mineralization, but the drill-hole penetrations are not sufficiently dense to produce expansions of either the reserves or resources at the current time. Additional drilling will be required to move these promising extensions into either reserves or resources; although the Company provides no assurances that such reclassification can or will be achieved. Gold resources at Reward therefore have not been updated.

Detailed Drill Results – Q1-2013 Drill Program

	From-feet (meters)	To-feet (meters)	Length-feet (meters)	*True Thickness- feet (meters)	ounces/ton Au (grams/tonne Au)

RW13-022 (Azimuth 270, Angle -65)
	185 (56.4)	230 (70.1)	45 (13.7)	39 (11.9)	0.025 (0.84)
RW13-038 (Azimuth 270, Angle -65)
	350 (106.7)	495 (150.9)	145 (44.2)	101 (30.8)	0.020 (0.68)
Including	355 (108.2)	405 (123.4)	50 (15.2)	35 (10.7)	0.036 (1.24)
RW13-039 (Azimuth 0, Angle -90)
	225 (68.6)	310 (94.5)	85 (25.9)	36 (11.0)	0.016 (0.54)
RW13-040 (Azimuth 0, Angle -90)
	420 (128.0)	505 (153.9)	85 (25.9)	61 (18.6)	0.017 (0.57)
RW13-041 (Azimuth 0, Angle -90)
	75 (22.9)	100 (30.5)	25 (7.6)	20 (6.1)	0.028 (0.95)
	245 (74.7)	255 (77.7)	10 (3.0)	8 (2.4)	0.014 (0.43)
RW13-042 (Azimuth 90, Angle -70)
	240 (73.1)	355 (108.2)	115 (35.1)	109 (33.2)	0.020 (0.69)
RW13-043 (Azimuth 0, Angle -90)
	635 (193.5)	685 (208.8)	50 (15.2)	42 (12.8)	0.011 (0.37)

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

RW13-044 (Azimuth 0, Angle -90)
	130 (39.6)	200 (61.0)	70 (21.3)	66 (20.1)	0.016 (0.56)
	215 (65.5)	310 (94.5)	95 (29.0)	83 (25.3)	0.029 (0.98)
RW13-045 (Azimuth 90, Angle -75)
	610 (185.9)	665 202.7)	55 (16.5)	42 (12.8)	0.019 (0.66)
RW13-046 (Azimuth 0, Angle -90)
	340 (103.6)	355 (108.2)	15 (4.6)	14 (4.3)	0.024 (0.81)
	395 (120.4)	740 (225.6)	345 (105.2)	320 (97.5)	0.022 (0.76)
Including	400 (121.9)	420 (128.0)	20 (6.1)	18.5 (5.6)	0.059 (2.02)
Including	570 (173.7)	670 (204.2)	100 (30.5)	93 (28.3)	0.030 (1.01)
RW13-048 (Azimuth 0, Angle -90)
	345 (105.2)	530 (161.5)	185 (56.4)	170.5 (52.0)	0.025 (0.84)
RW13-049 (Azimuth 90, Angle -75)
	390 (118.9)	470 (143.2)	80 (24.4)	75 (22.9)	0.041 (1.42)
	520 (158.5)	570 (173.7)	50 (15.2)	48 (14.6)	0.016 (0.55)
RW13-050 (Azimuth 0, Angle -90)
	365 (111.2)	485 (147.8)	120 (36.6)	118 (36.0)	0.057 (1.95)
Including	390 (118.9)	435 (132.6)	45 (13.7)	44 (13.4)	0.109 (3.73)
	555 (169.2)	635 (193.5)	80 (24.4)	73 (22.2)	0.013 (0.46)

* True thickness is an estimated value based upon interpreted strike and dip of the mineralized zone and drill hole intercept orientation through the mineralization. The actual thickness may be less than or greater than the estimated value given in the table if geologic interpretation changes with increased drill hole density.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a commercial modern mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a feasibility level study to further define the economics of the project which may potentially justify commencing the permitting process.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

The Columbia mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.01 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the Columbia PEA with supporting metallurgical test work.

	Tons	Gold	Contained	Silver	Contained
Category	(X1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Measured	5,370	0.047	254,400	0.155	831,100
Indicated	11,294	0.043	487,300	0.116	1,304,400

Measured and Indicated	16,664	0.045	741,700	0.128	2,135,500

Inferred	10,705	0.042	453,600	0.097	1,035,800

Columbia PEA Highlights:

•	Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life at an estimated cash cost of $639 per ounce of gold, net of by-product credits.
•	Pre-tax discounted net present value of $111.5 million at $1,025 per ounce of gold and $16.60 per ounce of silver at discount rate of five percent, yielding an internal rate of return of 27 percent.
•	Estimated capital expenditures of $72.2 million and a payback of 3.3 years.

The economic results of the Columbia PEA are dated, having been prepared in 2010, and both capital and operating costs are subject to change due to inflation of costs over time. The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Reverse circulation reject samples were composited to create representative oxide mineral samples for testing. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach test on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

In 2012, the Company completed seven reverse circulation rotary holes drilled to obtain metallurgical samples for additional process optimization studies. Total footage drilled was 3,468 feet (1,057 m). Holes in this program were drilled down dip on the structural zones to obtain large quantities of mineralized sample material and the intercept lengths do not represent true thicknesses. The long, down-structure intercepts provide strong support for the down-dip continuity of the gold and silver grades in both the Columbia and Donnely vein systems and provide additional support for the resource estimate detailed in the Columbia PEA.

Additional metallurgical test work will be conducted utilizing samples from this drilling program to further support the currently selected flotation and gravity gold recovery process. Atna's goal is to continue to develop base data to support the completion of a Mine Plan of Operations as a basis to commence the permitting process at Columbia.

In addition to drilling, the Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Monitoring will continue through the 2013 field season.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet (2,100 m) in a north-south direction and have been explored to a depth of over 500 feet (150 m) vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

Columbia is not currently permitted for development. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Cecil R Project, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil R Report”) prepared by Fred Barnard, PhD and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. The following table displays the mineral resource estimate using a cutoff grade of 0.01 oz/ton. This cutoff grade is higher than the cutoff grade utilized at Briggs to account for potentially increased ore haulage costs at Cecil R.

	Tons	Gold	Contained
Category	(X1,000)	(oz/ton)	Ounces
Measured	858	0.024	20,800
Indicated	2,382	0.022	52,700

Measured and Indicated	3,240	0.023	73,500

Inferred	5,144	0.019	99,400

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

In late 2012, a scoping level economic study was commenced on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional work will be planned as financing becomes available. The Cecil R open-pit project may be required to comply with the California Backfill Regulation. Further study and legal review will be required to fully assess the impact of these regulations on the Cecil R project.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles (67.5 kilometers) northeast of Winnemucca in Elko County, north-central Nevada, and consists of 365 unpatented lode claims covering approximately 2,000 acres (810 hectares). Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company is seeking a new venture partner to carry out additional exploration at the property.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.

Sand Creek Uranium Joint Arrangement, Wyoming

In August 2006, the Company entered into the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement (the “Sand Creek Agreement”) with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (the “Sand Creek JV”) (This is a “joint operation” and not a “joint venture” as defined by IFRS.). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in Fourth Quarter 2012 and Second Quarter 2013 (“the “Supplemental Agreement”). Under the Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2013 to increase its interest in the project from 30 percent to 51 percent. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement. As of December 31, 2012, Uranium One reports having spent $1.1 million of the $1.6 million, and having increased their interest to 39.3 percent. If Uranium One does not earn up to a 51 percent interest in Sand Creek JV, then the Company may assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek Agreement will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, as applicable.

The Sand Creek JV area was identified by the Company and its former joint venture partners during a uranium exploration program in the early 1980s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. Within the program area, uranium drill-hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll-front-type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45 feet in thickness. All of the claims are underlain by the uranium host rocks of the Chadron Formation.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

In late 2006, a drilling program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which demonstrated the presence of roll-front style uranium mineralization. Follow-up drill programs were completed in 2007, 2009 and 2011. These programs totaled approximately 54,000 feet in 72 drill holes. Twenty-six of these drill holes encountered uranium intercepts of greater than 0.25 foot-percent U3O8. The drilling programs were designed to test the step-out and in-fill potential of the project’s roll-front-style uranium mineralization.

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential. The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within 50 miles east and west of Missoula, extending to the Idaho State line, and within 60 miles west of Kalispell in northwestern Montana. The mineral rights contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. From time to time, the Company engages in the sale of various parcels of mineral right interests.

Blue Bird Prospect, Montana

The Company owns a 100 percent interest in 14 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 road miles southwest of the town of Phillipsburg, Montana. The Blue Bird Prospect was initially acquired by the Company in January, 2013 by claim-staking. The property is located on a sedimentary-hosted, copper-silver occurrence similar to the copper-gold mineralization at the Troy, Rock Creek and Montanore deposits located to the northwest in Lincoln County, Montana. Copper-silver mineralization is strataform and hosted by units of the Bonner Formation of the Precambrian Belt Super Group. Anaconda Corporation drill-tested the Blue Bird Prospect in the late-1970s and early-1980s and more recently General Minerals Corporation, which had an option on the property, tested the property. Historic Anaconda drill-hole intercepts include 19 feet grading 1.93 percent copper and 0.88 oz/ton silver. The Company is offering this property for joint venture.

Canadian Properties, Yukon and British Columbia

On April 24, 2013, an Agreement was signed to sell the Uduk Lake gold prospect to Canarc Resource Corporation (TSX:CCM) in exchange for 1.5 million shares of CCM and a retained NSR royalty of 3.0 percent. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, British Columbia.

In July 2011, the Company entered into option agreements to sell its Wolf and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation. In March 2013, Mindat provided notice of termination of its option on the Wolf and Ecstall properties. These properties are being made available for option.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Veris Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

ROYALTY INTERESTS

Atna controls a number of NSR royalty interests on properties in both North and South America. These royalties are the result of property sales and property option exercises. The summary list is shown below:

Property	Location	Operator	Atna NSR	Metal
Uduk Lake	BC, Canada	Canarc Resource Corp	3.00%	Au
Adelaide	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Tuscarora	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Celeste	Chile, Region II	Coro Mining	0.50%	Copper
Atlanta	Nevada, USA	Meadow Bay	3.00%	Gold

RECLAMATION PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities.

The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres are disturbed.  As of December 31, 2012, a total of 432 acres or approximately 97 percent of the disturbed mining area has been reclaimed. CR Kendall has approximately $2.3 million on deposit in an interest-bearing account with the Montana Department of Environmental Quality (“MDEQ”) for reclamation at Kendall. A further $0.2 million surety bond is on deposit.

Kendall operated under permits issued by MDEQ and other regulatory agencies. The MDEQ has approved portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, and heap closure. The Company believes that reclamation earthwork at the site is substantially complete. Water management and treatment at the site will be continued for the foreseeable future.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has agreed to perform a completeness review of this plan supported by a closure EIS. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. No work has commenced on this study.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. In late 2010, 58.4 acres were donated to the Montana Council of the Boy Scouts of America. In 2011, Kendall completed sales of 304.8 acres of reclaimed land in three parcels and in June 2013, approximately 135 acres were sold to private parties. Kendall retains the water rights associated with the sold parcels as well as right-of-access to conduct environmental monitoring and additional reclamation, if required.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure. Kendall uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as of reported dates indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, and the Company's Vice President Exploration, and Daniel Saint Don, a Professional Engineer in the province of Ontario and the Company’s Vice President and Chief Operating Officer, both “qualified persons” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) – 100% Atna
Proven	4,536	0.020	89,281
Probable	4,753	0.020	94,170
Briggs Reserves	9,290	0.020	183,451
Reward (2) – 100% Atna
Proven	3,810	0.024	91,602
Probable	8,536	0.021	177,645
Reward Reserves	12,347	0.022	269,248
Pinson Underground (3) – 100% Atna
Proven	1,003	0.366	367,736
Probable	736	0.373	274,500
Pinson Underground Reserves	1,739	0.369	642,236

Total Reserves	23,376	0.047	1,094,935

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

(1)	Briggs mineral reserve summary is based on a 0.007 oz/ton incremental leach cut-off grade calculated using $1,490 per ounce gold within a $1,300 pit design supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., and former V.P. & COO of the Company. The May 29, 2012 NI 43-101 compliant study was based on a gold price of $1,300. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled for mine production in 2012 and is current as of December 31, 2012.
(2)	Reward mineral reserve is current as of December 31, 2012, using a >$0.01 net incremental value and $1,490 per ounce gold price within a $1300 pit design, is supported by the Reward Report filed on SEDAR on July 9, 2012.
(3)	Pinson Underground reserve is current as of December 31, 2012, reported using a $1,300 gold price and a cutoff grade of 0.2oz/ton and has been reconciled for mine development production in 2012, as supported by the Pinson Report filed on SEDAR on May 31, 2012.

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs (1, 2)	10,358	0.021	214,522
Reward (1, 3)	4,692	0.023	106,400
Pinson Underground (1, 4)	1,611	0.355	572,636
Pinson Open-pit (4)	21,158	0.035	732,000
Columbia (5)	5,730	0.047	254,400
Cecil R (6)	858	0.024	20,800
Total Measured	44,407	0.042	1,900,758

Indicated
Briggs (1, 2)	20,293	0.019	383,700
Reward (1, 3)	13,363	0.019	256,200
Pinson Underground (1, 4)	1,301	0.383	498,000
Pinson Open-pit (4)	4,307	0.058	249,600
Columbia (5)	11,294	0.043	487,300
Cecil R (6)	2,382	0.022	52,700
Total Indicated	52,940	0.036	1,927,500

Measured and Indicated
Briggs ( 1, 2)	30,651	0.020	598,222
Reward (1, 3)	18,055	0.020	362,600
Pinson Underground (1, 4)	2,912	0.368	1,070,636
Pinson Open-pit (4)	25,466	0.039	981,700
Columbia (5)	16,664	0.045	741,700
Cecil R (6)	3,240	0.023	73,500
Total Measured and Indicated	96,988	0.039	3,828,358

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Inferred
Briggs (2)	12,940	0.018	228,600
Reward (3)	4,757	0.014	65,600
Pinson Underground (4)	2,236	0.378	845,900
Pinson Open-pit (4)	824	0.034	28,300
Columbia (5)	10,705	0.042	453,600
Cecil R (6)	5,144	0.019	99,400
Total Inferred	36,606	0.047	1,721,400

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred (5)

Category	Tons (x 1,000)	Ag (oz/ton)	Contained Ounces
Measured (5)	5,370	0.155	831,100
Indicated (5)	11,295	0.115	1,304,400
Total Measured and Indicated	16,665	0.128	2,135,500

Total Inferred (5)	10,705	0.097	1,035,000

(1)	Mineral Resources for Briggs, Reward and Pinson Underground include Proven and Probable Reserves
(2)	Briggs Report, dated May 29, 2012; 0.006 oz/ton gold cut-off, adjusted for 2012 production and other changes during production.
(3)	Reward Report, dated June 29, 2012; 0.006 oz/ton gold cut-off
(4)	Pinson Report, dated May 25, 2012; 0.20 oz/ton gold cut-off (Underground); 0.010 oz/ton gold cut-off (Open-pit)
(5)	Columbia PEA, dated June 2, 2010; 0.010 oz/ton gold cut-off.
(6)	Cecil R Report, dated March 2, 2010; using a 0.010 oz/ton gold cut-off.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Jun-13	Mar-13	Dec-12	Sep-12
Revenues, gold and by-product sales	$9,784,200	$12,521,400	$16,494,500	$14,236,800
Percent change from previous quarter	-22%	-24%	16%	8%
Percent change from prior period	-26%	-21%	16%	-14%

Average gold price per ounce sold	$1,436	$1,625	$1,714	$1,647
Percent change from previous quarter	-12%	-5%	4%	2%
Percent change from prior period	-11%	-3%	2%	-3%

Gold ounces sold	6,775	7,700	9,600	8,600
Percent change from previous quarter	-12%	-20%	12%	6%
Percent change from prior period	-16%	-18%	14%	-11%

Cost of sales, excluding depreciation & fair-value Adj.	$7,714,900	$8,491,600	$10,253,900	$8,988,700
Percent change from previous quarter	-9%	-17%	14%	18%
Percent change from prior period	1%	-1%	29%	0%

Cost of sales, excluding Depr. & fair-value Adj., per Oz. sold	$1,139	$1,103	$1,068	$1,045
Percent change from previous quarter	3%	3%	2%	11%
Percent change from prior period	21%	20%	13%	13%

Inventory fair-value adjustment to net realizable value	$(1,366,400)	$-	$-	$-

Depreciation and amortization, cost of sales	$1,582,700	$1,627,000	$2,111,900	$1,960,200
Depreciation and amortization, cost of sales, per Oz sold	$234	$211	$220	$228

General & administrative expense, including depreciation	$1,159,700	$1,337,900	$1,688,000	$1,042,900
Exploration expense	$204,000	$308,100	$529,500	$783,800
Site restoration expense	$-	$-	$392,800	$-

Interest expense	$(211,100)	$(102,900)	$(145,400)	$(298,100)
Realized and unrealized gain (loss) on derivatives	$811,900	$171,900	$367,300	$(841,100)
Other (expense) income not listed above	$(111,000)	$85,800	$(84,400)	$184,500

Income tax recovery (expense) , net	$669,900	$(93,500)	$632,100	$228,300

Net (loss) income after income tax for the quarter	$(1,098,500)	$818,100	$2,288,000	$734,800
Basic (loss) income per share	$(0.01)	$0.01	$0.02	$0.01

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Results for Quarter ended	Jun-12	Mar-12	Dec-11	Sep-11
Revenues, gold and by-product sales	$13,159,600	$15,872,400	$14,194,900	$16,597,400
Percent change from previous quarter	-17%	12%	-14%	N/A

Average gold price per ounce	$1,613	$1,683	$1,675	$1,696
Percent change from previous quarter	-4%	0%	-1%	N/A

Gold ounces sold	8,100	9,400	8,400	9,700
Percent change from previous quarter	-14%	12%	-13%	N/A

Cost of sales, excluding depreciation	$7,623,000	$8,620,000	$7,930,700	$8,962,900
Percent change from previous quarter	-12%	9%	-12%	N/A

Cost of sales, excluding depreciation, per ounce sold	$941	$917	$944	$924
Percent change from previous quarter	3%	-3%	2%	N/A

Depreciation & Amortization, cost of sales	$1,799,000	$2,224,000	$2,101,700	$2,364,200
Depreciation & Amortization, cost of sales, per Oz sold	$222	$237	$250	$244

General & administrative expense, including depreciation	$1,083,300	$1,088,500	$1,519,300	$925,700
Exploration expense	$292,500	$127,500	$119,700	$224,300
Site restoration benefit	$-	$-	$(136,500)	$-

Interest expense	$(406,700)	$(474,600)	$(522,500)	$(548,300)
Realized and unrealized (loss) gain on derivatives	$282,900	$(562,700)	$235,800	$(1,278,300)
Other income not listed above	$(183,000)	$87,100	$148,000	$177,700

Income tax (expense) benefit, net	$(52,200)	$(1,001,800)	$9,094,700	$-

Net income after income tax for the quarter	$2,002,800	$1,860,400	$11,616,000	$2,471,400
Basic income per share	$0.02	$0.02	$0.10	$0.02

The Company’s financial results are not significantly impacted by seasonality. Quarterly income and expenses vary depending on the volume of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, and maintenance costs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors.

Gold price trends indicated above reflect global market conditions. Quarterly average gold prices were between $1,613 and $1,714 per ounce in each of the six quarters preceding the Second Quarter 2013. A few years of relatively stable gold prices were interrupted in Second Quarter 2013 when gold prices fell to $1,192 per ounce on June 28th. The Company realized an average sales price of $1,436 per ounce in the second quarter.

Volumes sold relate directly to operating capacity and production. In the quarter ended September 2011, the ramp-up phase of operations was completed at Briggs with increased productive capacity added through capital additions and additional shifts. In the quarters ended September 2011 through December 2012, Briggs sold between 8,100 and 9,700 ounces per quarter with variations due to changes in mined ore grades; the degree of production stripping activities; disruptions principally related to mechanical failures of the secondary crusher, which was rebuilt in June 2012; and changes in work-in-process inventory levels. In the first and second quarters of 2013, a focus on stripping of new pit-areas, principally the Goldtooth-South pit, led to a decline in gold production and hence the ounces sold declined to 7,700 and 6,775 ounces, respectively. Production statistics, inclusive of stripping ratios, grades and recoveries, and Briggs’ costs are discussed above under “Briggs Mine, California”.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Changes in cost of sales, excluding depreciation, by quarter have been generally consistent with changes in volumes until the latter half of 2012. The increases in the cost per unit in the second half of 2012 and first half of 2013 are believed to have been reversed by the end of Second Quarter 2013 due to the completion of the pre-stripping in the Goldtooth-South pit at the end of May. Completion of this stripping program has allowed the idling of mining equipment used in this program and a corresponding reduction in personnel. These changes are expected to reduce overall operating costs in the second half of 2013. Third Quarter 2012 costs increased due to residual cost and productivity impacts from the Second Quarter 2012 failure of the secondary crusher and an unusual cycling of high-cost wear items, primarily tires, conveyor belts, and other conveyor components. While maintenance costs and residual impacts of the crusher outage diminished in the Fourth Quarter 2012, other than being carried forward as a component of inventory, mining productivity issues caused costs per unit to remain at a relatively high level. In the first half of 2013, per-unit-costs remained high due to lower production levels, commensurate with waste stripping of new pit-areas, and due to costs carried forward within inventory.

As noted in the prior paragraph, the carrying-cost of inventory at Briggs was relatively high due to operating issues in the second half of 2012 and due to the focus on pre-stripping of new pit areas in the first half of 2013. When gold prices fell to $1,192 per ounce on June 28, 2013, the business day closest to quarter-end, the Company recognized a $1.4 million write-down to adjust the carry-cost of the inventory at Briggs down to its then estimated net realizable value based on this price. Under IFRS, this entry may be reversed in future periods to the extent offset by increases in gold price.

Depreciation and amortization within cost of sales has been relatively consistent on a cost-per-unit basis. On a per-unit basis, depreciation; which includes the amortization of mine development costs and the cost of mineral reserves; declined for the three quarters ended March 31, 2013 reflecting a lesser degree of ongoing mine development, however the aforementioned stripping operations and lower levels of production caused the depreciation per unit to increase in Second Quarter 2013.

General and Administrative expenses have also been relatively consistent between quarters, reflecting some growth in staff, the amortization of options granted, and the use of consultants through First Quarter 2013.The reduction in Second Quarter 2013 reflects the initial effects of cost reductions.

Exploration expenses vary directly with projects undertaken and the degree of certainty of future benefit. Third Quarter 2012 exploration expenses were higher than in each of the prior four quarters shown as pre-feasibility drilling programs were undertaken at Pinson open-pit and Columbia. Many infill drilling programs in the prior four quarters were instead capitalized to mineral reserves. In Fourth Quarter 2012, exploration expenses principally consisted of infill-drilling programs at Briggs. In First Quarter 2013, exploration expense principally consisted of work related to the feasibility-study commenced for Pinson-open-pit, in-fill drilling at Briggs, and ongoing maintenance of the Reward property. In Second Quarter 2013, exploration expense principally consisted of work related to the feasibility-study for Pinson-open-pit, but a gain of $0.1 million the sale of Uduk Lake exploration property was included in the net exploration expense recognized.

Interest expense trended down as debt was reduced and new debt, associated with the acquisition and development of Pinson, was instead capitalized. When debt, including existing corporate debt, is used to fund material capital projects such as the development of the Pinson mine, accounting guidance (IFRS) requires the related interest on the debt to be capitalized as part of the cost of the project. Given the hold placed on Pinson development in June 2013, $0.1 million of interest was expensed in June 2013 instead of being capitalized, and interest will not be capitalized to the Pinson project in future periods until development is resumed.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Realized and unrealized gains and losses on derivatives relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds. Please see descriptions of these derivatives and the 2009 Gold Bonds in the footnotes to the financial statements and in this MD&A.

Income tax recoveries and expenses recorded relate to the current period’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses (NOL’s). In the quarter ended December 31, 2011, the Company recognized a significant deferred tax asset based on the expectation of future benefits associated with the utilization of the NOL’s.

Results of Operations – Second Quarter 2013 versus Second Quarter 2012

Atna generated a net loss of $1.1 million, ($0.01) per basic share, and a pre-tax loss of $1.8 million for the Second Quarter 2013. These quarterly results compare to net income of $2.0 million, $0.02 per basic share, and pre-tax income of $2.1 million for the Second Quarter 2012. Significant elements of the $3.1 million decrease in net income between the two quarters are presented below.

•	Gold and silver revenues decreased $3.4 million, or 26 percent, to $9.8 million in the Second Quarter 2013 compared to the Second Quarter 2012 with the gold ounces sold decreasing from 8,109 ounces to 6,775 ounces, a 16 percent decrease, and the average price realized per gold ounce sold decreasing from $1,613 to $1,436, an 11 percent decrease. Recoverable gold ounces mined decreased from approximately 9,280 ounces in Second Quarter 2012 to approximately 8,640 ounces in Second Quarter 2013 as Briggs was completing the stripping of new pit-areas in April and May of 2013. The decrease in ore mined and the normal delay in recovering gold through the leach-pad circuit led directly to the decrease in the volume sold.
•	Cost of sales, excluding depreciation, was $7.7 million in Second Quarter 2013 and $7.6 million in Second Quarter 2012, an increase of $0.1 million and 1 percent. Sales volumes decreased 16 percent, so a net 17 percent increase relates to increased per unit costs. The division of the total cost of production over a lower volume of production was the principal factor leading to the increased per unit cost in Second Quarter 2013. Briggs focused on the capitalized pre-stripping of new pit-areas in Second Quarter 2013, so the mining of ore decreased, less ore was crushed, less ore was placed on the leach pad for recovery, and gold production decreased. Additionally residual costs, particularly those due to stripping activities in First Quarter 2013, mining inefficiencies in Fourth Quarter 2012, and higher maintenance costs in Third Quarter 2012, were carried forward as part of the inventory sold. The Company uses a rolling weighted average cost to value its inventory, so a portion of past cost is included in cost of sales for each unit sold.
•	As noted in the prior bullet-point, the carrying cost of inventory has increased over the last year for the reasons indicated. The market price of gold declined to $1,192 per ounce on June 28, 2013. Briggs ending inventories were written-down to this value, resulting in recognition of a $1.4 million non-cash expense.
•	Depreciation and amortization, cost of sales, decreased $0.2 million, 12 percent, in Second Quarter 2013 relative to Second Quarter 2012. The units-of-production method of calculating depreciation generally causes depreciation to vary with the volume sold, a 16 percent decrease between Second Quarter 2013 and Second Quarter 2012. The decrease in depreciation and amortization exceeded the change in volume by 4 percent due principally to a declining / older asset base at Briggs. Other than depreciation on equipment used for development at Pinson, depreciation, depletion and amortization were not commenced for Pinson, pending its attainment of commercial production.
•	General and administrative expenses increased $0.1 million, 9 percent, in Second Quarter 2013 relative to Second Quarter 2012. This increase relates to the amortization of an increased number and valuation of granted stock options and increased salaries.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

•	Exploration expenses increased $0.1 million to $0.2 million in Second Quarter 2013 compared to the Second Quarter 2012 due principally to work on a feasibility study for Pinson-open-pit, offset in part by the sale of a small exploration property, Uduk Lake, for $0.1 million.
•	Interest expense decreased $0.2 million to $0.2 million in the Second Quarter 2013 principally as the result of capitalization of interest related to the Pinson-underground project. Interest bearing debt also decreased through the scheduled principal repayments of the 2009 Gold Bonds and the repayment of C$2.5 million of the Sprott loan.
•	The realized loss on derivatives was lessened by $0.2 million, declining to a loss of $0.2 million, in Second Quarter 2013 relative to Second Quarter 2012. This was a direct result of the decrease in gold price in Second Quarter 2013. These derivatives are based on a strike price of $1,113 per ounce.
•	Unrealized gain (loss) on derivatives was a gain of $1.0 million in Second Quarter 2013 and a gain of $0.7 million in Second Quarter 2012. Changes in period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drove these gains and losses. The valuation of the outstanding forwards at June 30, 2013 was based on a strike price of $1,113 per ounce; a market valuation of $1,192 per ounce, and 1,629 ounces remaining under contract.
•	Tax recovery was $0.7 million in Second Quarter 2013, and tax expense was $0.1 million in Second Quarter 2012. The Second Quarter 2013 estimated recovery reflects the net loss recognized. Estimated tax recoveries and expenses reflect the expected use of NOL carry-forwards and percentage depletion allowed under U.S. tax rules.

As of June 30, 2013, cash and cash equivalents were $2.1 million, a $3.8 million decrease since March, 31 2012. The significant elements underlying this net decrease in cash in Second Quarter 2013 are presented below with comparisons to Second Quarter 2012.

•	In Second Quarter 2013, $3.5 million was provided by operations, inclusive of a $3.0 million increase in net working capital, compared to $3.4 million provided by operations in Second Quarter 2012, inclusive of a $0.2 million decrease in net working capital. A decline of $3.1 million in net cash provided by operating activities, exclusive of working capital changes, was largely offset by an increase in payables due vendors. The $3.1 million decrease follows from the decrease in pre-tax income and resulted for reasons previously noted.
•	$10.8 million was used for mine development and to acquire capital equipment principally at Pinson and secondarily at Briggs in Second Quarter 2013 compared to $5.6 million used principally at Pinson in Second Quarter 2012. Of the $10.8 million expended, approximately $8.4 million was expended for development at Pinson and $2.1 million was expended for development / stripping and equipment at Briggs.
•	Capital spending at Pinson was offset in part by collections on pre-production sales of $5.2 million in Second Quarter 2013 and nil in Second Quarter 2012.
•	Additionally, $0.5 million of interest was capitalized for Pinson in both Second Quarter 2013 and Second Quarter 2012.
•	In addition to the pre-stripping (removal of overburden) included in development, Briggs was engaged in stripping activities in active pits (also referred to as “production stripping”). $1.1 million was expended on these stripping activities in Second Quarter 2013 and nil was expended in Second Quarter 2012.
•	$1.7 million of cash held by a surety was refunded when the surety and the reclamation bonds for Briggs were replaced in Second Quarter 2013. $1.1 million of cash is committed to be paid the new surety on the new Briggs reclamation bonds in four equal monthly installments commencing in July of 2013. In Second Quarter 2012, net collateral held by sureties was reduced $0.1 million.
•	$1.8 million was used for the scheduled repayments of debt in Second Quarter 2013 compared to $1.3 million used for debt repayments in Second Quarter 2012.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Results of Operations – Six Months Ended June 30, 2013 versus Six Months Ended June 30, 2012

Atna generated a net loss of $0.3 million, ($0.00) per basic share, and a pre-tax loss of $0.9 million for the First Half 2013. These results compare to net income of $3.9 million, $0.03 per basic share, and pre-tax income of $3.9 million for the First Half 2012. Significant elements of the $4.1 million decrease in net income between the two half-year periods are presented below.

•	Gold and silver revenues decreased $6.7 million, or 23 percent, to $22.3 million in the First Half 2013 compared to the First Half 2012. Gold ounces sold decreased from 17,476 ounces to 14,425 ounces, a 17 percent decrease. The average price realized per gold ounce sold decreased from $1,651 to $1,536, a 7 percent decrease. Recoverable gold ounces mined decreased from approximately 24,100 ounces in First Half 2012 to approximately 15,000 ounces in First Half 2013 as Briggs focus shifted to the pre-stripping of new pit-areas until the end of May 2013 when pre-stripping on the Goldtooth South pit was completed. The decrease in ore production led directly to the decrease in the volume sold.
•	Cost of sales, excluding depreciation, was $16.2 million in First Half 2013 and in First Half 2012. Sales volumes decreased 17 percent, so this 17 percent increase relates to increased per unit costs. The division of the total cost of production over a lower volume of production was the principal factor leading to the increased per unit cost in First Half 2013. Briggs focused on the capitalized pre-stripping of new pit-areas in First Half 2013, so the mining of ore decreased, less ore was crushed, less ore was placed on the leach pad for recovery, and gold production decreased. Additionally residual costs, particularly those due to mining inefficiencies in Fourth Quarter 2012 and higher maintenance costs in Third Quarter 2012, were carried forward as part of the inventory sold in First Half 2013. The Company uses a rolling weighted average cost to value its inventory, so a portion of past cost is included in the cost of sales for each unit sold.
•	As noted in the prior bullet-point, the carrying cost of inventory has increased over the last year for the reasons indicated. The market price of gold declined to $1,192 per ounce on June 28, 2013. Briggs ending inventories were written-down to this value, resulting in recognition of a $1.4 million non-cash expense.
•	Depreciation and amortization, cost of sales, decreased $0.8 million, 20 percent, in First Half 2013 relative to First Half 2012. The units-of-production method of calculating depreciation generally causes depreciation to vary with the volume sold, a 17 percent decrease. The decrease in depreciation and amortization exceeded the change in volume by 3 percent due principally to a declining / older asset base at Briggs. Other than depreciation on equipment used for development at Pinson, depreciation, depletion and amortization were not commenced for Pinson, pending its attainment of commercial production.
•	General and administrative expenses increased $0.3 million, 16 percent, in First Half 2013 relative to First Half 2012. This increase relates to the amortization of an increased number and valuation of granted stock options and increased salaries.
•	Exploration expenses increased $0.1 million to $0.5 million in First Half 2013 compared to the First Half 2012 due principally to work on a feasibility study for Pinson open-pit and the completion of infill drilling at Briggs, offset in part by the gain on the sale of Uduk Lake, a small exploration project.
•	Interest expense decreased $0.6 million to $0.3 million in the First Half 2013 principally as the result of capitalization of interest related to the Pinson-underground project. Interest-bearing debt also decreased through the scheduled principal repayments of the 2009 Gold Bonds and the repayment of C$2.5 million of the Sprott loan.
•	The realized loss on derivatives was lessened by $0.2 million, declining to a loss of $0.6 million, in First Half 2013 relative to First Half 2012. This was a direct result of changes in gold prices upon derivatives imbedded in the 2009 Gold Bonds. These derivatives are based on a strike price of $1,113 per ounce.
•	Unrealized gain (loss) on derivatives was a gain of $1.6 million in First Half 2013 and a gain of $0.6 million in First Half 2012. Changes in period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drove these gains and losses. The valuation of the outstanding forwards at June 30, 2013 was based on a strike price of $1,113 per ounce; a market valuation of $1,192 per ounce, and 1,629 ounces remaining under contract.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

•	Tax recovery was $0.6 million in First Half 2013 and tax expense was $1.1 million in First Half 2012. The estimated tax expense for First Half 2012 was largely reversed in the second half of 2012. Tax recoveries and expenses reflect the expected use of NOL carry-forwards and percentage depletion allowed under U.S. tax rules.

As of June 30, 2013, cash and cash equivalents were $2.1 million, a $17.2 million decrease since December 31, 2012. The significant elements underlying this net decrease in cash in First Half 2013 are presented below with comparisons to First Half 2012.

•	In First Half 2013, $6.9 million was provided by operations, inclusive of a $4.0 million increase in net working capital, compared to $7.8 million provided by operations in First Half 2012, inclusive of a $1.2 million decrease in net working capital. A decline of $6.1 million in net cash provided by operating activities, exclusive of working capital changes, was partially offset by an increase in payables and accrued liabilities of $2.8 million. The $6.1 million decrease follows principally from the decrease in pre-tax income and resulted for reasons previously noted.
•	$22.4 million was used for mine development and to acquire capital equipment principally at Pinson and secondarily at Briggs in First Half 2013 compared to $8.4 million used principally at Pinson in First Half 2012. Of the $22.4 million expended, approximately $17.5 million was expended for development at Pinson and $4.2 million was expended for development / stripping and equipment at Briggs.
•	Capital spending at Pinson was offset in part by collections on pre-production sales of $5.3 million in First Half 2013 and nil in First Half 2012.
•	Additionally, $1.2 million of interest was capitalized for Pinson in First Half 2013 and $0.9 million of interest was capitalized for Pinson in First Half 2012.
•	In addition to the pre-stripping (removal of overburden) included in development, Briggs was engaged in stripping activities in active pits (also referred to as “production stripping”). $1.7 million was expended on these stripping activities in First Half 2013 and $0.5 million was expended in First Half 2012.
•	$1.7 million of cash held by a surety was refunded when the surety and the reclamation bonds for Briggs were replaced in First Half 2013. $1.1 million of cash is committed to be paid the new surety on the new Briggs reclamation bonds in four equal monthly installments commencing in July of 2013. In First Half 2012, net collateral held by sureties was reduced $0.5 million.
•	Less than $0.1 million was received from the sale of investments in First Half 2013. In First Half 2012, $0.4 million was received from the sale of investments, principally the sale of securities previously received in exchange for the Atlanta property.
•	In First Half 2013, $0.1 million was received from the sale of equipment.
•	No warrants and few options were exercised in First Half 2013. The exercise of warrants in First Half 2012 provided $2.3 million.
•	$5.9 million was used for the scheduled repayments of debt in First Half 2013, inclusive of $2.5 million repaid to Sprott, compared to $2.7 million used for debt repayments in First Half 2012.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Contractual Obligations

The Company’s material contractual obligations as of June 30, 2013 follow.

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	20,815,400	$17,088,600	$3,726,800	$-	$-
Finance lease obligations	6,675,900	2,085,300	4,590,600	-	-
Operating lease obligations	361,900	161,000	199,500	1,400	-
Collateral due surety	1,066,800	1,066,800	-	-	-
Asset retirement obligations	7,950,800	547,400	940,600	1,812,300	4,650,500

Total	$36,870,800	$20,949,100	$9,457,500	$1,813,700	$4,650,500

Off-Balance Sheet Arrangements

The Company had no outstanding off-balance sheet arrangements aside from those noted in the contractual obligations table above; i.e. the standard operating leases and the obligation to supply collateral to the surety who provides reclamation bonds.

Liquidity and Capital Resources

Significant uncertainties concerning liquidity arose in the latter half of the second quarter of 2013. Decreasing gold prices, high development costs and delays in achieving commercial production at Pinson-underground, and a temporary lull in cash flows from Briggs as it focused on its stripping campaign combined to drive both liquidity issues and the decision to place development projects on hold.

•	As of June 30, 2013, the Company had a net working capital deficit (current assets less current liabilities) of $8.2 million.
•	Atna’s 2013 spending plans were predicated on cash flow being generated from both the Briggs and Pinson mines. High waste-stripping levels at Briggs and delays in Pinson achieving positive cash flow targets, exacerbated by rapid declines in gold price, reduced cash reserves and caused vendor/trade payables to rapidly increase.
•	A covenant in the loan agreement with Sprott Capital Lending (“Sprott”) indicates “… any destruction or abandonment of any part of the Pinson Project which destruction or abandonment causes any material reduction in the valuation thereof or material delay of its development or the achievement of Commercial Production” may be a violation of the agreement. While placing development on hold delayed the achievement of commercial production, such delay was not due to the destruction or abandonment of any part of the Pinson project nor, per the Company’s impairment analysis, was there any material reduction in the valuation of the Pinson project.
•	Current maturities of the Sprott note and of vendor obligations do not match the near-term cash flow profile from Briggs. This is requiring the renegotiation of maturity schedules.
•	Restructuring the Company’s finances has become of utmost importance. Market conditions for raising capital through the issuance of equity, sale of assets, royalty streams, issuing bonds, etc., are currently problematic. The Company’s equity valuation is currently down by over 80 percent from earlier in 2013. Many other gold mining companies are suffering directly or indirectly from declining gold prices, and reserves and other assets do not command much of a market in this environment.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

•	The Company continues to pursue all viable strategic alternatives to address these liquidity challenges, but can provide no guarantee that the challenges will be overcome.
•	The Company has evaluated the carrying values of its reserves, resources, and other long-term assets and concluded that impairment is not necessary.

Atna expects that cash requirements over the next 12 months, including those for servicing existing debt, can be met through a combination of renegotiation of maturity schedules for debts and other obligations, cash flow from operations, and existing cash. Additional financing may be generated from the issuance of debt, convertible bonds, equity, asset sales, or combinations thereof, as market conditions allow. Current assets included cash of $2.1 million, trade receivables of $0.5 million, and $16.9 of recoverable gold inventories at net realizable value.

Past cash requirements were met through the use of a combination of operating cash flows, debt and equity financings, and asset sales. In August 2011, the Company arranged a C$20 million line of credit with Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition of the remaining 70 percent interest of Pinson. In September 2011, the Company acquired the remaining 70 percent of Pinson for 15 million shares of common stock, $15 million in cash, and other consideration. In February of 2012, the term of the C$20 million credit facility with Sprott was extended into 2013; and in first quarter 2013, the remaining credit facility of C$17.5 million with Sprott was extended with C$1.46 million due each month commencing September 30, 2013 and ending on August 29, 2014. In September of 2012, the Company completed a C$17.25 million equity offering, then thought to be adequate to complete the funding of the Pinson-underground mine development.

The principal use of funds anticipated within the next 12 months is expected to be the reduction of debt and obligations due vendors. C$1.46 million is due to Sprott for each of the 12 months beginning September 30, 2013. Quarterly principal and estimated derivative payments of $1.0 million are due to the 2009 Gold Bond holders on September 30, 2013 and December 31, 2013. Vendor-payables increased $4.0 million between December 31, 2012 and June 30, 2013, and this increase largely represents past-due obligations. Active negotiations are underway to re-structure the Sprott note and maintain credit with vendors. Management anticipates that it will be successful in these efforts. Cost reductions are being enacted to increase cash flows from operations. Asset sales and other strategic alternatives are being pursued by the Company.

Funding requirements could be significantly affected by the future price of gold, any unforeseen, prolonged production disruptions at Briggs, and other events. Development and ramp-up of Pinson-underground, which had previously been a priority demand upon cash and liquidity, has been put on hold, and spending at the Pinson underground project has been reduced to a care-and-maintenance level. Restart of development at Pinson-underground, drilling and development projects at Reward, and feasibility studies for Pinson open-pit and Columbia will only be progressed as funding becomes available.

Briggs is expected to produce and sell 20,000 to 25,000 ounces of gold in the second half of 2013 at an average cash cost of between $900 and $950 per ounce. Both higher gold production and lower unit costs are expected in the latter half of 2013 now that the major stripping program at Briggs is complete and waste stripping requirements have declined. Remaining sustaining capital expenditures for the second half of 2013 are expected to be between $1.0 million and $1.5 million.

Financing Transactions

Equity Issuance: In First Quarter 2013, 0.7 million shares were issued for fees related to the second extension of the credit line with Sprott at a deemed price of $0.78 per share, valued at $0.5 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

A roll-forward of the Company’s common shares outstanding as of June 30, 2013 follows.

Number of
Shares
Balance, beginning of the period	144,989,922
Sprott credit agreement	675,240
Option exercises	150,544

Balance, end of the period	145,815,706

As of the July 29, 2013, the Report Date, 145,815,706 common shares were outstanding.

Debt Issuance: In March of 2013, Atna and Sprott agreed to an extension of the remaining C$17.5 million credit facility with 12 equal monthly payments due Sprott commencing September 30, 2013 and ending on August 29, 2014. Interest on unpaid principal balances continues to accrue at an annual rate of 9 percent compounded monthly and payable quarterly. Assets owned by Atna Resources Ltd., Atna Resources Inc. (“ARI”), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against this loan. Covenants also restrict equipment financings to $20 million, preclude the issuance of new debt with the exception that up to $35 million of new debt for the construction of the Reward mine may be incurred after the Sprott loan has been reduced to C$11.5 million; and require Sprott’s consent for material asset sales. The loan origination costs, including those for the extensions, were capitalized and will be amortized over the minimum contractual life of the loan facility. Some of the amortized loan fees were recapitalized as Pinson mine development costs.

2009 Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “2009 Gold Bonds”). The 2009 Gold Bonds will mature on December 31, 2013 and have an annual interest rate of 10 percent. The 2009 Gold Bonds are redeemed in quarterly installments each equivalent to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter. The 2009 Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as for equipment financing.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the 2009 Gold Bond principal and is the result of the 2009 Gold Bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113, the spot price of gold at the time the bonds were issued. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. Financial metrics related to the 2009 Gold Bonds follow.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

	As of June 30,	As of December 31,
	2013	2012

Current gold bond derivative liability	$137,800	$1,733,500

Current gold bond liability	$1,773,400	$3,494,800

	Six Months 2013	Six Months 2012

Realized loss on gold bond derivatives	$(611,900)	$(855,800)
Unrealized gain on gold bond derivatives	$1,595,700	$576,000
Interest on gold bond liabilities	$(90,600)	$(339,800)
Bond discount amortized as interest expense	$(159,000)	$(195,300)

Investing Transactions

Capital Expenditures: Cash expended for mine development and capital purchases in Second Quarter 2013 and First Half 2013 were $10.8 million and $22.4 million, respectively. These capital expenditures were principally for development of the underground mine at Pinson and removal of over-burden on new pits at Briggs. Additionally, in Second Quarter 2013 and First Half 2013, capitalized interest of $0.5 million and $1.2 million were paid for financing and development of Pinson. Capital spending was reduced by $5.2 million and $5.3 million respectively for Second Quarter 2013 and First Half 2013 for collections for ore sales by Pinson. In addition to the removal of over-burden / pre-stripping, the following amounts were spent on stripping activity assets in active existing pits at Briggs in Second Quarter 2013 and First Half 2013, respectively: $1.1 million and $1.7 million.

The capital expenditures stated above were approved for expenditure by the Company on a case-by-case basis. Future capital expenditures will be evaluated based on judgments as to potential benefits, project requirements, the alternative demands upon funds, and the availability of funds.

Decrease in Restricted Cash: In Second Quarter 2013, $1.7 million of cash held by a surety as collateral on reclamation bonds was returned to the Company when the surety and their bonds were replaced. $1.1 million of cash to be held as collateral is due the new surety and payable in four equal installments commending in July 2013.

Disposition of Assets: In First Quarter 2013, the Company received $0.1 million upon the exchange of a piece of equipment. In First Quarter 2012, the Company received $0.4 million for investments sold. The investment sold in 2012 was stock in another mining company acquired in exchange for the Atlanta mining property.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Outstanding Warrants

The following table summarizes brokers’ warrants outstanding as of June 30, 2013.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

March 11, 2014	0.70	CAD$	1.00	1,035,000

Surety Bonds

All bonds outlined below are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $0.1 million. The Company is required to provide an additional $1.1 million to a surety via four equal monthly installments beginning in July 2013.

The total estimated bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson-underground is estimated to be $1.8 million. A $0.8 million bond has been posted and the remaining $1.0 million is pending review by Federal and State agencies. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

The Company has on deposit with the MDEQ $2.3 million in an interest-bearing account for reclamation at the Kendall Mine. In addition, the Company posted a $0.2 million surety bond with the MDEQ for the capping project in Third Quarter 2012, and provided the surety with $0.1 million in collateral. See “Kendall, Montana” above.

Related Party Transactions

During 2012 and in 2013 through the Report Date, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			June 30, 2013		December 31, 2012
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$2,101,600	$2,101,600	$19,342,900	$19,342,900
Restricted cash	Loans and receivable	1	3,243,100	3,243,100	4,964,400	4,964,400
Investments	Available-for-sale	1	128,400	128,400	83,900	83,900
Total financial assets			$5,473,100	$5,473,100	$24,391,200	$24,391,200

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$11,128,500	$11,128,500	$7,153,400	$7,153,400
Derivative liabilities	Held-for-trading	2	137,800	137,800	1,733,500	1,733,500
Notes payable	At amortized cost	2	18,435,500	18,435,500	22,511,300	22,511,300
Gold bonds, net of discount	At amortized cost	2	1,773,400	1,773,400	3,494,800	3,494,800
Finance leases	At amortized cost	N/A	6,675,900	6,675,900	3,330,900	3,330,900
Total financial liabilities			$38,151,100	$38,151,100	$38,223,900	$38,223,900

The value of warrants issued by the Company is a non-recurring fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	June 30, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,601,900	$-	$-	$4,582,200

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Derivatives

As of June 30, 2013, the Company had the following derivatives outstanding.

Derivative Contracts	Strike Price	Ounces in 2013	Fair Value
Gold bond forwards	$1,192	1,629	$137,800

As of June 30, 2013, the Company’s only outstanding derivatives are the forward sales embedded in the 2009 Gold Bonds. Please see “2009 Gold Bonds Payable” above for a further description of the 2009 Gold Bonds and for relevant financial metrics.

Financial Risk Management

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For the second quarter 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For the second quarter 2012, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.3 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

The only derivative contracts existing as of June 30, 2013 and December 31, 2012 were embedded forward gold sales in the 2009 Gold Bonds previously described. If the price of gold increases or decreases by 10 percent, our gold bond derivative liabilities existing as of June 30, 2013, would increase or decrease by $0.2 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. The Company is seeking revolving lines of credit and undrawn committed borrowing facilities in order to better manage liquidity risks, but such facilities do not yet exist. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Equipment financing is restricted to $10 million at Briggs by a covenant in the 2009 Gold Bond agreement and to $20 million for the Company as a whole by a covenant in the Sprott credit agreement. The 2009 Gold Bond agreement includes a negative covenant preventing additional encumbrances at Briggs through its termination in December 2013. The Sprott credit agreement, as amended in March 2013, precludes additional borrowing for the construction of the Reward mine until the balance due Sprott has been reduced below C$11.5 million; precludes material sales of assets and material issuances of secured debt during its term; and includes a negative covenant preventing additional encumbrances at Briggs through the term of the facility. The Sprott credit agreement may be terminated early, however under the March 2013 amendment, an early prepayment fee of 2 percent would be due Sprott.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In 2012, i.e. in the second table, extensions, subsequent to year-ends, of obligations due Sprott have been reclassified to the later appropriate columns.

		Payments due by Period as of June 30, 2013
			Between 3
		Less than	months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$11,128,400	$10,690,800	$437,600	$-	$-	$-
Finance lease obligations	6,675,900	522,700	1,562,600	4,590,600	-	-
Derivative financial instruments	137,800	67,500	70,300	-	-	-
Long term debt obligations	20,815,400	2,626,300	14,462,300	3,726,800	-	-

Total	$38,757,500	$13,907,300	$16,532,800	$8,317,400	$-	$-

		Payments due by Period as of December 31, 2012
			Between 3
		Less than	months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 27 percent at June 30, 2013 and 27 percent at December 31, 2012. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$17.5 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$17.5 million debt obligation will increase or decrease by $1.5 million or $1.8 million, respectively.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

To the extent Pinson sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. In October 2012, Pinson entered into an agreement to sell oxide ore under specified terms through December 31, 2013 to a third-party processor, Newmont Mining Corporation. Pinson is presently dependent on this one customer to buy oxide ore. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation (“Barrick”), who will also buy under agreed upon terms the resultant doré. In March 2013, Pinson entered into a processing agreement with a one-year term with Veris Gold USA Inc. (“Veris”) whereby Veris will process combinations of oxide and sulfide ores as well as sulfide ores for a fee and deliver the resultant doré to Pinson’s account. Pinson’s inventory is to remain physically segregated by Veris and Pinson retains title to the inventory at all times. Pinson is presently dependent on Veris to process mixed ores and upon Barrick and Veris to process sulfide ores.

The embedded derivative in the 2009 Gold Bond was the only derivative contract outstanding as of June 30, 2013 and December 31, 2012. Since the 2009 Gold Bonds do not require further cash payments to the Company, they do not generate third party credit risk to the Company.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at June 30, 2013 and December 31, 2012 were $128,400 and $83,900, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

Stock Options

The following table summarizes the stock options outstanding and exercisable as of June 30, 2013.

Exercise Price		Options Outstanding			Options Vested & Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.45	$0.59	837,500	1.1	$0.46	800,000	1.0	$0.46
0.60	0.69	1,715,333	2.4	0.62	1,715,333	2.4	0.62
0.70	0.82	1,815,000	1.7	0.72	1,731,667	1.6	0.71
0.90	1.07	2,275,000	2.5	0.93	1,519,999	2.5	0.93
1.08	1.16	2,600,000	3.6	1.13	916,662	3.6	1.13

$0.45	$1.16	9,242,833	2.5	$0.84	6,683,661	2.2	$0.76

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

There has been no change in the Company’s DC&P or ICFR that occurred during the first half of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Internal and external audit tests were performed in 2012 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective in the first half of 2013 and in 2012.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

Recently issued Financial Accounting Standards and their impact upon the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including additional disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. Although early adoption is permitted, in December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently determining the impact of adopting IFRS 9.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard in 2012 and has determined adoption required no changes to the already existing Company practices.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard and has determined adoption has no present impact.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard and has determined adoption has no present impact.

IAS 36 Amendments – Recoverable Amount Disclosures for Non-Financial Assets – The IASB issued amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets. The amendments to IAS 36 clarify the IASB’s original intention that the scope of the disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments to IAS 36 must be applied starting January 1, 2014, with early adoption permitted when the Company has already applied IFRS 13. The Company is currently determining the impact of adopting the amendment to IAS 36.

Critical Accounting Estimates

Amounts included in or affecting the Company’s financial statements and related disclosures must be estimated. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by uncertainties. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; calculation of gold inventory; recoverability and timing of gold production from the heap-leach process; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and future tax liabilities.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), US Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), US Forest Service (“USFS”) US Department of Alcohol Tobacco and Firearms (“BATF”), US Department of Homeland Security, US Environmental Protection Agency (“EPA”), US Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability or impair the Company’s reported deferred tax asset. The Company has only taken more-likely-than-not positions in determining its deferred tax asset.

The Company may enter into gold hedging contracts in order to protect future operating cash flows. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2012, which can be found on SEDAR at www.sedar.com EDGAR at http://www.sec.gov/edgar.com.shtml.

Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Reward, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent; and
•	Any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Fluctuations in gold and other metals prices;
•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	Risks related to the uncertainty of the title of assets;

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;
•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2013

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. The terms “measured” and “indicated” mineral resources are recognized and required by Canadian regulations. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves. The term “inferred” mineral resources is recognized and required by Canadian regulations. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

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